

Terry Lu

 San Francisco City Ir

Information Technology Consultant at Markley Technologies

Orange County, California Area · 3 connections · **Contact info**

Experience



Board Member

San Francisco City Impact

Jan 2013 – Present · 7 yrs 10 mos

San Francisco, California, United States

Information Technology Consultant

Markley Technologies · Full-time

Aug 2005 – Present · 15 yrs 3 mos

Anaheim, California, United States

• IT Support for the SMB. Full IT outsourcing, project support and augment existing IT staff
• Assess and implement technology solutions for current clients.
• Evaluate new company's IT systems to help them find solutions to meet their business objectives   **...see mor**

Interests



San Francisco City Impact

339 followers



Michael Dell in

Markley Technologies
1 followers

